Exhibit 12.2
IDACORP, Inc.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

		Twelve Months Ended
		December 31,
		(Thousands of Dollars)

	2008	2007	2006	2005	2004
Earnings, as defined:

Income from continuing operations before income taxes	$117,614	$96,003	$115,452	$103,327	$60,830
Adjust for distributed income of equity investees	5,176	6,064	(9,347)	(10,370)	1,990
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	(48)
Supplemental fixed charges, as below	82,962	74,631	67,521	65,991	67,654
Total earnings, as defined	$205,752	$176,698	$173,626	$158,948	$130,426

Fixed charges, as defined:

Interest charges[1]	$80,282	$71,946	$64,720	$62,962	$61,269
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	-	3,216
Rental interest factor	890	933	1,025	1,417	1,652
Total fixed charges, as defined	$81,172	$72,879	$65,745	$64,379	$66,137

Supplemental increment to fixed charges[2]	1,790	1,752	1,776	1,612	1,517

Total supplemental fixed charges	$82,962	$74,631	$67,521	$65,991	$67,654

Ratio of earnings to fixed charges	2.48 x	2.37 x	2.57 x	2.41 x	1.93 x
1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc.
notes which are already included in operation expenses.